# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RAYONIER ADVANCED MATERIALS INC., CIK 0001597672
CUSIP: 75508B104
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1301 Riverplace Boulevard, Suite 2300, Jacksonville, Florida (FL), 32207
Date of event which requires filing of this statement: 07/14/2026
Amends the filing with accession number 0000950103-26-002612
Filed by CIK 0002048379
Persons authorized to receive notices and communications: American Industrial Partners, 450 Lexington Avenue, 40th Floor, New York, New York (NY), 10017, (212) 916-8171

## Reporting persons
- Lightship Capital III LP (CIK 0002048422): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0416% of the class)
- Lightship Capital III GP, LLC (CIK 0002048483): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0416% of the class)
- AIPCF VIII (Cayman), L.P. (CIK 0002048359): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0416% of the class)
- AIPCF VIII (Cayman), Ltd. (CIK 0002048379): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0416% of the class)
- AIPCF VIII Credit Opportunity Holding LP (CIK 0002048424): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0416% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: RAYONIER ADVANCED MATERIALS INC.
Address of issuer's principal executive offices: 1301 Riverplace Boulevard, Suite 2300, Jacksonville, Florida (FL), 32207
Comment: This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Rayonier Advanced Materials Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1301 Riverplace Boulevard, Suite 2300, Jacksonville, FL 32207.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

AIPCF VIII (Cayman), Ltd., a Cayman Islands exempted company (the "Ultimate General Partner"), as general partner of AIPCF VIII (Cayman), L.P., a Cayman Islands exempted limited partnership (the "General Partner"), as the general partner of AIPCF VIII Credit Opportunity Holding LP, a Delaware limited partnership ("Credit Opportunity Fund"), the sole and managing member of Lightship Capital III GP, LLC, a Delaware limited liability company ("Lightship GP"), as general partner of Lightship Capital III LP, a Delaware limited partnership ("Lightship" and, together with the Ultimate General Partner, the General Partner, Credit Opportunity Fund and Lightship GP, the "Reporting Persons" and together with affiliates thereof, "AIP").

Annex B attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D. As disclosed on Annex B attached hereto, Kim Marvin, Justin Fish and Dino Cusumano are the Senior Managing Members of the Ultimate General Partner.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise.
Residence or business address: The address of the business office of each of the Reporting Persons is American Industrial Partners, 450 Lexington Avenue, 40th Floor, New York, New York 10017.
Present principal occupation or employment: The principal business of Lightship and Credit Opportunity Fund is investing in securities and related instruments. The principal business of Lightship GP is serving as the general partner of Lightship. The principal business of the General Partner is serving as the general partner of Credit Opportunity Fund and its affiliates. The principal business of the Ultimate General Partner is serving as the general partner of the General Partner.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Ultimate General Partner is a limited liability company formed under the laws of the Cayman Islands. The General Partner is a limited partnership formed under the laws of the Cayman Islands. Lightship GP is a limited liability company organized under the laws of the State of Delaware. Lightship and Credit Opportunity Fund are limited partnerships formed under the laws of the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $25,440,275.04 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D (the "Shares").

The source of the funds used to acquire the Shares is the working capital of Lightship and funds drawn from its existing credit facility.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and restated as follows:

On April 20, 2026, the Issuer announced that it is engaged in a formal process to explore strategic alternatives to maximize shareholder value. In connection therewith, the Reporting Persons entered into a standard confidentiality agreement with the Issuer, which includes customary "standstill" and other customary non-disclosure and non-use provisions. In this regard, if the Reporting Persons (or any of their affiliates) are invited to further participate in the strategic review process by the Issuer or the Board of Directors of the Issuer (the "Board") (or any committee thereof) or any of their respective representatives or advisors, the Reporting Persons expect that they (or one or more of their affiliates) are likely to do some or all of the following depending on how the process were to develop:

-conduct due diligence on the Issuer and its subsidiaries;
-subject to further due diligence and applicable internal approvals, submit one or more non-binding proposals (any such proposal, a "Proposal") to the Board (or any committee thereof) with respect to the acquisition of some or all of the Issuer's assets or shares or other transaction involving the Issuer, on terms and conditions to be set forth in any such proposal (any such transaction, a "Proposed Transaction");
-enter into discussions and negotiations with the Issuer and/or the Board (or any committee thereof), management of the Issuer and representatives and advisors of the foregoing with respect to any such Proposal(s) and any Proposed Transaction; and/or
-enter into certain customary agreements (including engagement letters with financial advisors, financing sources or other consultants or advisors) relating to any such discussions.

If the Reporting Persons (or one or more affiliates thereof) were to take any or more of the foregoing actions, they would be doing so pursuant to a process that is being managed and directed by the Board (and/or a committee thereof) and its representatives and advisors and the Reporting Persons are therefore putting the market on notice that they do not intend to amend this Schedule 13D if and when any such actions are taken pursuant to such process unless and until a definitive agreement has been reached with respect to a Proposed Transaction, or unless the Reporting Persons determine that such disclosure is otherwise required under applicable U.S. securities laws.

The submission of a Proposal does not obligate in any way the Reporting Persons or the Issuer to negotiate or enter into definitive transaction documentation with respect to a transaction or otherwise complete a Proposed Transaction, and a binding commitment with respect to a Proposed Transaction will result only from the execution and delivery of definitive transaction documentation. Any definitive transaction documentation entered into in connection with a Proposed Transaction is likely to be subject to customary closing conditions. The Reporting Persons make no assurances that any definitive transaction agreement will be entered into with respect to a Proposed Transaction contemplated by a Proposal, or that a Proposed Transaction will be consummated even if the Issuer accepts any such Proposal and make no assurances as to the terms of any such transaction if one were to be consummated.

Neither any Proposal nor this Amendment No. 1 is meant to be, nor should be construed as, an offer to buy or a solicitation of an offer to sell any of the Issuer's securities.

If a Proposed Transaction is consummated, one or more of the transactions, events or actions specified in clauses (a) through (j) to the instructions of Item 4 of Schedule 13D may result, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, other material changes in the Issuer's business or corporate structure, and the shares of the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and would be delisted from the New York Stock Exchange.

If a Proposed Transaction or similar transaction by unrelated parties is not consummated, the Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto. At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Issuer, and after giving consideration to, among other things, any communications about the Issuer, market conditions, contractual restrictions, legal restrictions, the status of the review of strategic alternatives by the Board and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional or all shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or (iv) any of the other matters referred to in the instructions to Item 4 of Schedule 13D. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to applicable limitations imposed by applicable law and any contractual limitations then applicable to the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon a total of 67,438,549 shares of Common Stock outstanding as of May 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2026, filed with the Securities and Exchange Commission on May 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A: Transactions in Common Stock by the Reporting Persons
Annex B: General Partners, Control Persons, Directors and Executive Officers of Certain Reporting Persons
Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

## Signatures
- Lightship Capital III LP: /s/ Stanley Edme, By: Lightship Capital III GP, LLC, its general partner Stanley Edme / Vice President (07/14/2026)
- Lightship Capital III GP, LLC: /s/ Stanley Edme, Stanley Edme / Vice President (07/14/2026)
- AIPCF VIII (Cayman), L.P.: /s/ Stanley Edme, By: AIPCF VIII (Cayman), Ltd., its general partner Stanley Edme / Vice President (07/14/2026)
- AIPCF VIII (Cayman), Ltd.: /s/ Stanley Edme, Stanley Edme / Vice President (07/14/2026)
- AIPCF VIII Credit Opportunity Holding LP: /s/ Stanley Edme, By: AIPCF VIII (Cayman), L.P., its general partner By: AIPCF VIII (Cayman), Ltd., its general partner Stanley Edme / Vice President (07/14/2026)